                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

A.       Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GENERAL CABLE CORPORATION
                                        SAVINGS PLAN FOR HOURLY EMPLOYEES


Date: June 29, 1998                     By:
                                        --------------------------------------
                                        Name:  Robert J. Siverd
                                        Title: Member, Retirement Plan Finance
                                               Committee

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-31869 of General Cable Corporation on Form S-8 of our report dated May 20, 1998, appearing in this Annual Report on Form 11-K of General Cable Corporation Savings Plan for Hourly Employees for the year ended December 31, 1997.



Deloitte & Touche

Cincinnati, Ohio
June 26, 1998

DELOITTE & TOUCHE LLP
----------------------------
[DELOITTE & TOUCHE LLP LOGO]
                                   GENERAL CABLE
                                   CORPORATION
                                   SAVINGS PLAN FOR
                                   HOURLY EMPLOYEES
                                   Financial Statements for the Years Ended
                                   December 31, 1997 and 1996 and Supplemental
                                   Schedule as of December 31, 1997 and
                                   Independent Auditors' Report













---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
---------------

GENERAL CABLE CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                      PAGE

INDEPENDENT AUDITORS' REPORT                                                                 1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits, December 31, 1997                          2

  Statement of Net Assets Available for Benefits, December 31, 1996                          3

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 1997                                                             4

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 1996                                                             5

  Notes to Financial Statements                                                              6

SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment (Item 27a of Form 5500), December 31, 1997                    10

   Nonexempt Transactions (Item 27(e) of Form 5500) for the Year Ended December 31, 1997    11

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Master Retirement Trust. Therefore, schedules of investments held at December 31, 1997 and of reportable transactions of the Master Retirement Trust for the year ended December 31, 1997 have been certified by the Master Trustee and are separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

DELOITTE &
  TOUCHE LLP
-----------------            ---------------------------------------------------
                             250 East Fifth Street      Telephone:(513) 784-7100
    [LOGO]                   P.O. Box 5340
                             Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT



General Cable Corporation Savings Plan
  for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Savings Plan for Hourly Employees ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP


May 20, 1998


---------------------
DELOITTE & TOUCHE
TOHMATSU
INTERNATIONAL
---------------------

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                              SUPPLEMENTAL INFORMATION BY FUND
                                              ------------------------------------------------------------------
                                                                  THE CHASE MANHATTAN BANK
                                              ------------------------------------------------------------------

                                              MASSACHUSETTS         LASALLE             MFS
                                                INVESTORS           INCOME            EMERGING           PBHG
                                                  TRUST              PLUS              GROWTH           GROWTH
                                                  FUND               FUND               FUND             FUND

ASSETS:
  Investment in General Cable
    Corporation Master Retirement
    Trust (Notes 1,2,4)                        $ 858,003         $ 513,677            $ 280,210       $ 270,716
  Contributions receivable                        17,204            25,807               14,624          12,903
  Loans to participants (Note 1)
                                               ----------        ----------           ----------      ----------


NET ASSETS AVAILABLE
  FOR BENEFITS                                 $ 875,207         $ 539,484            $ 294,834       $ 283,619
                                               ==========        ==========           ==========      ==========



                                                             SUPPLEMENTAL INFORMATION BY FUND
                                              ----------------------------------------------------------------
                                                                 THE CHASE MANHATTAN BANK
                                              ----------------------------------------------------------------
                                               AMERICAN
                                                 FUNDS            FPA              GENERAL
                                              EUROPACIFIC         NEW               CABLE
                                                 GROWTH          INCOME          CORPORATION          LOAN
                                                  FUND            FUND            STOCK FUND          FUND               TOTAL

ASSETS:
  Investment in General Cable
    Corporation Master Retirement
    Trust (Notes 1,2,4)                         $ 174,853       $ 89,889           $ 69,981                         $ 2,257,329
  Contributions receivable                          9,462          5,161                860                              86,021
  Loans to participants (Note 1)                                                                     $ 78,630            78,630
                                                ----------      ---------          ---------         ---------      -----------


NET ASSETS AVAILABLE
  FOR BENEFITS                                  $ 184,315       $ 95,050           $ 70,841          $ 78,630       $ 2,421,980
                                                ==========      =========          =========         =========      ===========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                SUPPLEMENTAL INFORMATION BY FUND
                                              ------------------------------------------------------------------
                                                NB SHORT-
                                              INTERMEDIATE         NB EQUITY            NB
                                               GOVERNMENT           INCOME           TREASURY            LOAN
                                                  FUND               FUND              FUND              FUND              TOTAL

ASSETS:
  Investment in General Cable Corporation
    Master Defined Contribution
    Trust (Notes 1,2,4)                        $ 234,177           $ 721,247         $ 215,935                          $ 1,171,359
  Contributions receivable                         5,920              15,701             4,118                               25,739
  Loans to participants (Note 1)                                                                       $ 23,888              23,888
                                                                                                       ---------             ------


NET ASSETS AVAILABLE FOR BENEFITS              $ 240,097           $ 736,948         $ 220,053         $ 23,888         $ 1,220,986
                                               ==========          ==========        ==========        =========        ===========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                         -----------------------------------------------------------------------------------
                                                                         THE CHASE MANHATTAN BANK
                                         -----------------------------------------------------------------------------------
                                                                                                     AMERICAN
                                         MASSACHUSETTS     LASALLE         MFS                        FUNDS           FPA
                                          INVESTORS        INCOME       EMERGING         PBHG       EUROPACIFIC       NEW
                                            TRUST           PLUS         GROWTH         GROWTH        GROWTH         INCOME
                                             FUND           FUND          FUND           FUND          FUND           FUND


INCREASES:
  Employee contributions (Note 3)         $ 162,772      $ 259,047     $ 139,669      $ 119,852       $ 90,991     $ 51,725
  Equity in net earnings of the General
    Cable Corporation Master Retirement
    Trust (Notes 1,2,4)                     196,491         19,422        33,360         29,072          8,586        4,745
                                         ----------     ----------    ----------     ----------     ----------    ---------
           Total increase                   359,263        278,469       173,029        148,924         99,577       56,470
                                         ----------     ----------    ----------     ----------     ----------    ---------

DECREASES - Distributions to
  participants (Note 3)                      17,424         21,480         2,149            854            447          415
                                         ----------     ----------    ----------     ----------     ----------    ---------

INTERFUND TRANSFERS                         533,368        282,495       123,954        135,549         85,185       38,995
                                         ----------     ----------    ----------     ----------     ----------    ---------

INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE
   FOR BENEFITS                             875,207        539,484       294,834        283,619        184,315       95,050

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year
                                         ----------     ----------    ----------     ----------     ----------    ---------


  End of year                             $ 875,207      $ 539,484     $ 294,834      $ 283,619      $ 184,315     $ 95,050
                                         ==========     ==========    ==========     ==========     ==========    =========

                                                              SUPPLEMENTAL INFORMATION BY FUND
                                         -------------------------------------------------------------------------
                                          THE CHASE
                                        MANHATTAN BANK                       NATIONS BANK
                                         ------------         ----------------------------------------

                                         GENERAL                NB SHORT-          NB
                                          CABLE               INTERMEDIATE       EQUITY         NB
                                         CORPORATION           GOVERNMENT        INCOME       TREASURY     LOAN
                                         STOCK FUND                FUND            FUND         FUND       FUND            TOTAL

INCREASES:
  Employee contributions (Note 3)          $ 7,243             $ 30,558        $ 82,899      $ 22,126                   $   966,882
  Equity in net earnings of the General
    Cable Corporation Master Retirement
    Trust (Notes 1,2,4)                        435                   80          13,070         3,544      $ 2,216          311,021
                                          ---------            --------        --------      --------     ---------     -----------
           Total increase                    7,678               30,638          95,969        25,670        2,216        1,277,903
                                          ---------            --------        --------      --------     ---------     -----------

DECREASES - Distributions to
  participants (Note 3)                                           8,986          18,283         6,871                        76,909
                                          ---------            --------        --------      --------     ---------     -----------

INTERFUND TRANSFERS                         63,163             (261,749)       (814,634)     (238,852)      52,526
                                          ---------            --------        --------      --------     ---------     -----------

INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE
   FOR BENEFITS                             70,841             (240,097)       (736,948)     (220,053)      54,742        1,200,994

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                                             240,097         736,948       220,053       23,888        1,220,986
                                          ---------            --------        --------      --------     ---------     -----------

  End of year                             $ 70,841             $   -           $   -         $   -        $ 78,630      $ 2,421,980
                                          =========            ========        ========      ========     =========     ===========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                  SUPPLEMENTAL INFORMATION BY FUND
                                          ---------------------------------------------------
                                            NB SHORT-
                                          INTERMEDIATE   NB EQUITY        NB
                                           GOVERNMENT      INCOME      TREASURY      LOAN
                                              FUND          FUND         FUND        FUND          TOTAL

INCREASES:
  Employee contributions (Note 3)         $  122,833    $  335,738   $   95,350                 $  553,921
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4)           5,844        90,946        7,820    $      735      105,345
                                          ----------    ----------   ----------    ----------   ----------
           Total increase                    128,677       426,684      103,170           735      659,266
                                          ----------    ----------   ----------    ----------   ----------

DECREASES - Distributions to
  participants (Note 3)                          918         4,438        2,515           921        8,792
                                          ----------    ----------   ----------    ----------   ----------

INTERFUND TRANSFERS                          (17,040)        8,811      (10,526)       18,755            0
                                          ----------    ----------   ----------    ----------   ----------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                     110,719       431,057       90,129        18,569      650,474

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          129,378       305,891      129,924         5,319      570,512
                                          ----------    ----------   ----------    ----------   ----------

  End of year                             $  240,097    $  736,948   $  220,053    $   23,888   $1,220,986
                                          ==========    ==========   ==========    ==========   ==========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Retirement Trust ("Master Trust"). This description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Savings Plan for Hourly Employees (the "Plan") is a defined contribution plan consisting primarily of the following components: the Before-Tax Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions and the Rollover Contribution Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits from previous employer qualified retirement plans. The Plan was created on January 1, 1994.

      The Chase Manhattan Bank ("Chase") became the Trustee of the Plan effective April 1, 1997 replacing NationsBank N.A.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hamphshire plant, the Kenly, North Carolina plant, the Sanger, California plant, the Plano, Texas plant, the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Altoona, Pennsylvania plant, and the Lincoln, Rhode Island plant of General Cable Corporation (the "Company") are eligible to participate in the Plan following completion of six months of service. Participation in the Plan is voluntary.

      Separate participant accounts are maintained and effective April 1, 1997, as a result of the transfer of the net assets of the Plan to Chase, participants can choose from among the following Chase investment funds within the Master Trust (Fund descriptions have been provided by the Trustee of the Plan or the Plan Administrator):

      * MASSACHUSETTS INVESTORS TRUST FUND - Invests primarily in equity securities. The fund seeks reasonable current income and long-term growth of income and capital.

      * LASALLE INCOME PLUS FUND - Invests principally in guaranteed investment contracts with the objective of obtaining competitive fixed income returns in different interest rate environments.

      * MFS EMERGING GROWTH FUND - Invests primarily in emerging growth companies, early in their life cycles, with the objective of long-term growth of capital.

      * PBHG GROWTH FUND - Invests principally in common stocks with the objective of capital appreciation.

      * AMERICAN FUNDS EUROPACIFIC GROWTH FUND - Invests in the stocks of non-U.S. companies with the objective of long-term growth of capital.

      * FPA NEW INCOME FUND - Invests primarily in bonds with short to intermediate maturities, U.S. Government securities, mortgage-backed securities, and commercial paper.

      * GENERAL CABLE CORPORATION STOCK FUND - Invests principally in the common stock of General Cable Corporation.

      During the year ended December 31, 1996 and the first three months of 1997, participants could choose from among three investment funds. A brief description of these funds is as follows:

      * NATIONSBANK SHORT-INTERMEDIATE GOVERNMENT FUND - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      * NATIONSBANK EQUITY INCOME FUND - Invests in common stocks and convertible securities.

      * NATIONSBANK TREASURY FUND - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000. The interest rate on loans outstanding at December 31, 1997 is 9.50% and the loans mature from 1998 to 2002.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      * Investments are generally valued on the basis of the quoted market value.

      *     Security transactions are recorded on the trade date.

      *     Income from investments is recognized when earned.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a Before-Tax Savings Account contribution up to 13% of their compensation subject to an overall limitation.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

      VESTING - Participants' contributions are fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution.

      WITHDRAWALS - Once the participant has attained the age of 59 1/2, all or part of their rollover contribution account and Before-Tax Savings Account may be withdrawn without penalty. The full value of the Rollover Contribution Account may be transferred to another IRC Qualified Plan before age 59 1/2 without penalty.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Chase as trustee. For 1997, the Master Trust includes the Company's four qualified benefit plans (two defined contribution plans and two defined benefit plans) as compared to 1996 which includes the Company's two qualified defined contribution plans. The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                       DECEMBER 31,     DECEMBER 31,
      NET ASSETS, AT FAIR VALUE                            1997            1996

      Noninterest-bearing cash                       $     489,780
      Temporary investment fund                            525,328
      Corporate common stocks                           35,734,274    $   1,837,805
      Mutual and money market funds                    114,528,213       50,559,703
      Coal lease                                         5,282,199
      Guaranteed investment contract                     2,365,039
                                                     -------------    -------------
                 Total investments                     158,924,833       52,397,508
                                                     -------------    -------------

      Other assets and liabilities, net                   (174,133)
                                                     -------------    -------------
      Total net assets                               $ 158,750,700    $  52,397,508
                                                     =============    =============

                                                       YEAR ENDED       YEAR ENDED
                                                       DECEMBER 31,     DECEMBER 31,
      CHANGES IN NET ASSETS                               1997            1996

      Deposits by participating plans                 $  8,232,587    $  5,312,851
      Withdrawals by participating plans               (15,263,955)     (6,722,818)
      Increase from investment activities               28,547,760       6,207,722
                                                      ------------    ------------

      Total change in net assets                      $ 21,516,392    $  4,797,755
                                                      ============    ============

      Plan's investment in Master Trust as a
        percent of total                                    1.42 %          2.24 %
                                                            ====            ====



      Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    TRANSACTIONS WITH RELATED PARTIES

      All administrative costs of the Plan are paid by the Company, for which no fees are charged to the Plan.

8.    CHANGE IN CONTROL OF PLAN SPONSOR

      During 1997, the sole shareholder of the Company sold their ownership interest through an initial public offering of the stock of the Company.

9.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

      The Company is a party-in-interest as defined in ERISA. As a result of administrative changes in 1997, certain participant contributions from one of the Company's plants for the year ended December 31, 1997 were not remitted to the Plan in a timely manner. These contributions and interest thereon were remitted to the Plan prior to the filing of the Form 5500 for the year ended December 31, 1997. The party-in-interest portion of this contribution totaled $4,285.

                                   * * * * * *

GENERAL CABLE CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27A OF FORM 5500) DECEMBER 31, 1997
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                     FAIR
LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                COST        VALUE

Participant loans               56 loans with maturities ranging from
                                January 1998 to November 2002 and interest
                                rates of 9.25% to 9.75%                             $    -      $ 78,630
                                                                                    =========   =========

Note: The remaining net assets of the Plan are held in the General Cable Corporation Master Retirement Trust.

GENERAL CABLE CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES


NONEXEMPT TRANSACTIONS (ITEM 27(e) OF FORM 5500)
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

       IDENTITY OF            RELATIONSHIP           DESCRIPTION       COST OF
     PARTY INVOLVED             TO PLAN            OF TRANSACTION       ASSET

General Cable Corporation   Plan Administrator   Certain participant
                                                  contributions
                                                  for the year ended
                                                  December 31, 1997     $4,285


Note: The above contributions with interest in the amount of $781 for the year ended December 31, 1997 were remitted to the Plan prior to the filing of the Form 5500 for the year ended December 31, 1997.